The Advisors' Inner Circle Fund II
                               101 Federal Street
                           Boston, Massachusetts 02110


  April 28, 2005

VIA EDGAR

US Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention: Houghton R. Hallock, III


Re: The Advisors' Inner Circle Fund II - Request for Withdrawal of Post-Effective Amendment No. 39 on Form N-1A (File Nos. 033-50718 and 811-07102) Pursuant to Rule 477 under the Securities Act of 1933.
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Ladies and Gentleman:

On February 28, 2005, The Advisors' Inner Circle Fund II (the "Trust") filed Post-Effective Amendment No. 39 to the Trust's Registration Statement on Form N-1A for the purpose of introducing one new series of the Trust: the Ardmore Emerging Growth Fund (the "Fund"). The Trust has determined that it has no plans to proceed with the offering of the Fund at this time. The Trust has not sold any shares of the Fund. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, we request the withdrawal of Post-Effective Amendment No. 39 to the Trust's Registration Statement (File No. 033-50718 and Accession No. 0001135428-05-000101).

         Should you have any questions or comments, please do not hesitate to call Sean Graber at 215.963.5598.

Sincerely,

/s/ James F. Volk
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James F. Volk
President